Neptune Technologies and Bioressources

2007 Annual Report

Company Profile

Company Activities

Neptune Technologies & Bioressources Inc. (TSX.V: NTB, NASDAQ: NEPT) extracts and commercializes unique products with superior added-value that provide significant clinically-proven health benefits.

Processes

The Neptune OceanExtract™ technological platform comprises various cold extraction processes designed to extract bioactive ingredients from marine biomass. Using these exclusive processes, the Company harvests abundant yet underexploited marine species in order to extract a range of bioactive ingredients while optimizing their biological properties. Krill, a living plankton that thrives in cold deep waters, was the initial marine biomass to be harvested. Neptune is the first company in the world to use an extraction technology capable of harvesting the full value of Krill through the extraction of its bioactive molecules comprising phospholipids, OMEGA-3 (EPA and DHA) polyunsaturated fatty acids, and antioxidants, including the only flavonoid of animals origin.

Company Products

The products included in the new family marketed under the OPA³ brand have the following common properties: they are all derived from the same marine biomass, of natural resources and always comprise of three essential and interlinked components: phospholipids, OMEGA-3 and antioxidants.

NKO™ — Neptune Krill Oil

A marine oil extracted from Krill that provides a unique blend of nutritional elements; the first product in the OPA³ family to be developed and commercialized. Its elevated content in phospholipids containing Omega 3 and 9, as well as antioxidants such as astaxanthin, vitamin A and vitamin E, make this a highly effective product that is produced without preservatives and provides exceptional health benefits and superior stability. The Company has since developed other products extracted from Krill.

Clinical Studies

Neptune is continuously investing in medical research aimed at demonstrating the benefits of its products on human health. The results obtained during clinical studies conducted by independent University researchers and healthcare professionals prove, with high degree of certainty, that Neptune Krill Oil (NKO™) provides beneficial effects on the following human conditions:

Skin Cancer The results of a pre-clinical animal study on the effects of Neptune Krill Oil (NKO™) on skin cancer caused by UV radiation indicate that NKO™ can prevent skin damage caused by chronic exposure to UV rays.

Premenstrual Syndrome The results of a clinical study on the effects of Neptune Krill Oil (NKO™) on the management of premenstrual syndrome (PMS) published in May 2003 in a medical journal — the Alternative Medicine Review — demonstrate with high degree of certainty, that NKO™ can significantly reduce both the physical and emotional symptoms associated with PMS (premenstrual syndrome), and that it is significantly more effective than fish oil (Omega-3 18:12) in the management of physical and emotional dysmenorrheal symptoms.

Hyperlipidemia The results of a clinical study on the effects of Neptune Krill Oil (NKO™) on hyperlipidemia (high cholesterol) demonstrate with high degree of certainty that : NKO™ is effective in controlling hyperlipidemia by significantly reducing total cholesterol levels, LDL (bad cholesterol) and triglycerides, while increasing HDL (good cholesterol) to as yet unmatched levels. These results were generated among statin-resistant patients who failed to attain the desired level of lipid serum after at least six months of low dose statin treatment; NKO™ (1 - 1.5 g/day) is significantly more effective than fish oil in the management of hyperlipidemia as it significantly reduces LDL levels and significantly increases HDL levels. These results were generated among statin-resistant patients who failed to attain the desired level of lipid serum after at least six months of low dose statin treatment.

Chronic Inflammation and Osteoarthritis A Phase II clinical study on the effects of Neptune Krill Oil (NKO™) on conditions relating to chronic inflammation and osteoarthritis, published in May 2007 in the peer-reviewed medical journal — Journal of the American College of Nutrition — demonstrated that NKO™ can significantly reduce the C-Reactive protein and osteo-arthritic symptoms in patients diagnosed with a chronic inflammation disease.

Attention Deficit and Hyperactivity Disorder (ADHD) The clinical results obtained during an experimental pilot study demonstrate the benefits obtained by a group of adults suffering from attention deficit and hyperactivity disorder. The recorded observations were conclusive in terms of the neurological advantages of using Neptune Krill Oil over a controlled period of time. These results corroborate the short-term direction of the Company in terms of its clinical research initiatives.

Target Markets

Neptune is currently targeting two high-growth markets: the nutraceutical market, including the natural supplements segment, and the functional food and drink market, as well as the biopharmaceutical market. The Company currently generates most of its revenues from the natural supplements market and is negotiating with strategic partners to ensure the accelerated and extensive penetration of the global nutraceutical and biopharmaceutical markets.

In 2007, Neptune launched its new OPA³ brand and established it as the Trademark for the company’s growing family of products. This new brand, represented by a molecule formed by 3 essential elements linked between themselves and derived from the same natural source (Omega 3s, Phospholipids and Antioxidants), effectively illustrates the positioning of our initial product – NKO™ as well as that of future products. This unique combination delivers increased bioavailability within the organism, thereby ensuring improved effectiveness in smaller doses as well as improved stability. The OPA³ brand will allow us to better communicate our distinct advantage and to create a new class of ingredients for the functional foods and biopharmaceuticals markets.

Message to Shareholders

“A Pivotal Year”

Since its inception, the Company mission has been to develop innovative biotechnology processes used to extract the added-value from marine biomasses and to commercialize unique products with scientifically proven health benefits within the nutraceutical, biopharmaceutical, cosmeceutical and, ultimately, the nutrigenomics markets. As such, throughout the 2006-2007 fiscal year at its production facility in Sherbrooke, Neptune Technologies & Bioressources Inc. pursued its production efforts and the ongoing productivity improvement of its innovative technological process (Neptune OceanExtract™). These improvements, along with other contributing factors, enabled the Company to increase its gross profit margin.

Market Development Throughout the fiscal year, Neptune pursued its penetration into the nutraceutical market within the natural supplements segment. This enabled the Company to maintain dynamic support of its existing clients while prospecting for potential new distributors. These efforts allowed the Company to increase sales by 18% for the fiscal year.

Transition from natural supplements to functional foods Our strategic development plan also led us to further invest in the functional foods market through the creation of a new division and the hiring and integration of a new Vice-President who, in collaboration with our Vice-President of Scientific Research and Business Development, is expected to conclude two strategic alliances with giants from the food industry (YOPLAIT and NESTLE) prior to year-end and initiate discussions with other global leaders in the food industry covering the entire range of potential applications for our NKO™ product under the OPA³ brand.

This transition of commercialization efforts from the natural supplements segment to functional foods also coincides with the processes initiated during the course of the previous fiscal year and maintained during the current one. These initiatives are aimed at positioning Neptune Krill Oil, in its original version, as a portfolio product for pharmaceutical companies already operating within the natural supplements market and, subsequently, as a potential prescription medicine using an enhanced version of the product. The latter aims to address an initial health industry application, for which clinical studies to date have demonstrated significant health benefits. In order to ensure the successful completion of this strategic phase of company development, a period of transition will be lead to a few operational changes.

Clinical Studies During the current fiscal year, achievements in terms of scientific research have generated positive results relating to the effects of our NKO™ product in the cognitive field. In fact, a pilot study aimed at measuring the benefits of NKO™ among a group of adults affected by problems relating to attention deficit and hyperactivity disorder has generated positive and significant results. Additionally, further analysis of the data obtained during our clinical studies indicates that there are interesting benefits relating to skin moisturizing and wrinkle reduction applications, thereby creating new opportunities for Neptune products. Finally, the publication of data analysis results evaluating the effect of NKO™ on risks associated with cardiovascular disease using the Farmingham model, confirms the significant benefits of our NKO™ product in the reduction of risks for cardiovascular and confirms the health economic advantages resulting from its use.

In addition to these promising results, the Company had previously conducted three clinical studies on the effects of our NKO™ product on conditions relating to hyperlipidemia, premenstrual syndrome, as well as osteoarthristic and chronic inflammation.

Financing On the financial front, the Company concluded two equity financing initiatives : the first, in the amount of $4,500,000, was completed through the issue of 1,500,000 common shares at $3.00 each from Treasury; and the second, in the amount of $480,126, via the exercising of stock options and special warrants belonging to certain holders. The Company, upon acquisition of the plant in October 2006, also concluded long-term financing totaling $1,254,750 in the form of two loans, the first with Desjardins in the amount of $855,000 (15 years at 7.7%) and the second with the seller in the amount of 399,750 (5 years at 10.25%). Additionally, the Company began repayment of its long-term debt during the fiscal year.

Intellectual Property During the fiscal year, Neptune made systematic and continued investments in the protection and consolidation of its intellectual property. The Company also obtained confirmation that its intellectual property, relating to marine phospholipids and their use as or within medicines and/or cosmetics, will be protected in Europe. The latter provides the Company with a significant strategic advantage on other industry players looking to mimic Neptune and its achievements in order to penetrate the krill oil market. During the fiscal year, the Company also pursued initiatives aimed at acquiring the intellectual property currently being deployed, as well as those allowing the short-term acquisition of Generally Recognized As Safe (GRAS) status from the FDA (US Food and Drug Administration) and the regulatory approvals required for the open market sale of its products in Europe and Australia.

Communications During the fiscal year, Neptune modified its communications plan and updated its corporate image. The Neptune Krill Oil product portfolio has now been assembled under the OPA³ brand name, which was launched at the European Trade Show/Conference (Vitafood) in Geneva in May 2007. OPA³ emphasizes Neptune’s intention to position itself in the market as the only producer and supplier of Neptune Krill Oil, unique ingredients clinically proven to provide health benefits.

Strategic Plan for 2007-2008 — From Nutraceuticals to Bio-Pharmaceuticals

  Conclude additional alliances with strategic partners, aimed at issuing licenses for functional foods and/or medical markets as well as within the biopharmaceutical industry.
  Pursue the research and development of our technological platform and technologies aimed at improving both the product and the molecular extraction process, as well as enabling the extraction and commercialization of new products derived from new marine biomasses for the nutraceutical and biopharmaceutical markets.
  Finalize ongoing clinical studies and undertake new ones, primarly in co-participation with leading strategic partners from both the institutional and private sectors, aimed at new applications, the development of new products for the OPA³ brand, and the validation of health benefits of new products within functional foods and, potentially, prescription products.

In closing, we would like to take this opportunity to thank all our shareholders for their support, through somewhat difficult times in terms of the macro-economic environment and stock market conditions, as well as all Company employees without whose collective and individual contributions, we would not be able to achieve our primary objective, which is to increase Company value.

Henri Harland President and Chief Executive Officer	Michel Timperio Chairman of the Board
/s/ Henri Harland	/s/ Michel Timperio

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of changes to the financial position for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2006 and May 31, 2007. It also includes a comparison between the operating results, cash flows and financial position for the period ended May 31, 2007 and those from the previous fiscal year.

This analysis, completed on September 5, 2007, must be read in conjunction with the Company’s audited and consolidated financial statements dated May 31, 2007 and presented in this annual report. Neptune financial statements were produced in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this management Analysis are in Canadian dollars, unless otherwise indicated.

Overview

With regards to market development and product commercialization, during the year 2007 Neptune concentrated its efforts on the penetration of the American, European and Asian markets. Neptune also deployed development initiatives within European and Australian markets. This was accomplished through Company participation in various tradeshows in order to promote its products and maintain its level of excellence, established and enhanced since the Company’s inception. During the fiscal year ending May 31, 2007, Neptune maintained its commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional food and medical food markets, as well as in the biopharmaceutical market. Neptune successfully concluded towards the end of its fiscal year, two strategic alliances with giants in the food industry, Yoplait and Nestle.

The Company sustained its clinical research initiatives. As a result, Neptune is now able to leverage scientific results demonstrating the health benefits of Neptune Krill Oil (NKO™) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation and attention deficit disorder and hyperactivity.

During the second quarter of the 2007 fiscal year, the Company realized a private placement for a total amount of $4.500M with the issuance of 1,5M shares at $3.00 per share. The Company also started the reimbursement the short term portion of its long term debt.

Principal Financial Information
(In thousands of dollars, except per share data)
	2007	2006	2005
Sales	8,126	6,912	4,838
EBITDA[1]	1,504	1,049	401
Net Loss	2,677	886	1,768
Net Loss per Share and Diluted Loss per Share	0,075	0,029	0,069
Total Assets	13,636	8,114	7,297
Working Capital[2]	6,115	1,783	362
Shareholder Equity	7,709	2,937	(2,640)
Book Value per Common Share[3]	0,210	0,086	(0,103)
Long Term Financial Liabilities	3,295	2,946	8,025

1. The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

2. The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

3. The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Comments Relative to the Significant Variation

Sales

Sales increased to $8.1M for the fiscal year ended May 31, 2007; an 18% increase over the fiscal year ended May 31, 2006.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

At the close of the 2007 fiscal year, the Company EBITDA1was up by $0.455M compared to the previous fiscal year from $1.049M to $1.504M, an increase of 43%.

Net loss

The net loss for the fiscal year ended May 31, 2007 was $2.677M (or $0.075 per share) compared to a net loss of $0.886M or $0.029 per share for the fiscal year ended May 31, 2006. This result was primarily due to the increase of the stock-based compensation charge by $2.118M and the gain on settlement of debentures of $1.400M recorded in the previous fiscal year. Excluding these two items, non-cash for the stock-based compensation and non-recurrent for the gain on settlement of debentures, the differential would have been positive by $1.727M compared to the previous fiscal year. Also, if we exclude the stock- based compensation charge of $2.830M for the year ending May 31, 2007, the Company would have realized positive earnings of $0.153M for the first time of its existence, which demonstrate an improvement of the performance related to the operations. The substantial increase of the stock-based compensation charge is mainly explained by the increase of the stock value and by the cancellation of certain contracts with non-employees during the fiscal period. The increase of the charge is therefore not caused by the number of stock options granted. This conclusion is also confirmed by the decrease of the percentage of the cost of sales and operating expenses over total sales which went from 84% for the year ending May 31, 2006 to 77% for the year ending May 31, 2007. The Company also reduced its financial expenses by $0.435M following the elimination of the convertible debentures in the previous fiscal year and reduced the amortization by $0.595M mainly due to the termination of the amortization of the start-up costs.

Principal Quarterly Financial Data

(In thousands of dollars, except per share data)

Fiscal Year Ended May 31, 2007
	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	8,126	1,552	1,947	2,889	1,738
EBITDA[1]	1,504	303	546	719	(64)
Net Loss	(2,677)	(286)	(449)	(454)	(1,488)
Loss per share basic and diluted	(0,075)	(0,008)	(0,013)	(0,013)	(0,041)

Fiscal Year Ended May 31, 2006
	Total	First Quarter Restated	Second Quarter Restated	Third Quarter	Fourth Quarter
Sales	6,912	1,683	1,354	1,745	2,130
EBITDA[1]	1,049	342	245	235	227
Net Earnings (net loss)	(886)	(390)	(453)	665	(708)
Earnings (loss) per share basic and diluted	(0,029)	(0,015)	(0,018)	0,021	(0,023)

1. The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

In the fourth quarter of the fiscal year ending May 31, 2007, the Company realized a negative EBITDA of $0.064M mainly due to expenses related to the implementation of the new Canadian regulation 52-109 and related U.S. Sarbanes-Oxley regulation as well as the NASDAQ Capital Market registration. All these expenses combined with the options granted in May 2007 contributed to the higher fourth quarter loss compared to the three previous quarters.

Treasury Flow and Financial Situation

Operating Activities

In 2007, operating activities generated a decrease in liquidities of $1.605M, compared to an increase for the corresponding period ended May 31, 2006. The decrease of $1.605M is not due to the net loss of $2.677M since it includes a non-cash expense of $2.830M related to the stock-based compensation for employees and non-employees. The decrease in liquidities is mainly attributable to the variations in working capital items from one fiscal year to the next for an amount of $2.355M. The change in working capital items for the 2007 fiscal year compared to the previous year is primarily due to an increase during 2007 in trade accounts receivable of $1.583M, and an increase in inventory of $0.859M. These variations are further explained in the Financial Position section.

Investing Activities

During the fiscal year ended May 31, 2007 the investing activities generated a decrease in liquidities of $3.524M. This decrease is mainly due to the investment in the short term deposits of excess cash for $2.600M and to the plant acquisition of $1.255M net from the seller’s balance of sale in the form of a secondary mortgage loan of $0.400M.

Financing Activities

During the fiscal year ended May 31, 2007, the financing activities generated an increase in liquidities of $4.912M. This increase is mainly due to November 2006 private placement of $4.500M and the conclusion of the financing of the plant acquisition for $0.855M. The Company also issued shares following the exercise of options and warrants for a total of $0.480M. In counterpart the Company had to disburse $0.361M in share issue expenses and $0.784M in long-term debt repayment.

Overall, as a result of cash flows from all activities, the Company decreased its cash by $0.217M for the period ended May 31, 2007.

Financial Position

The following table details the important changes to the balance sheet at May 31, 2007 compared to May 31, 2006:

Accounts	Increase (Reduction) (in Thousands of dollars)	Comments
Cash	(217)	See cash flows statement
Short term deposits	2,600	Placement of portion of the financing
Receivables	1,583	Increase in sales and credit terms extension
Inventory	859	Increase in both raw material and NKO inventories in order to secure increase in sales and production
Fixed assets	853	Plant acquisition
Long-term debt	549	Financing of plant acquisition

Primary Annual Financial Ratios

	2007	2006	2005
Working Capital Ratio (current assets/current liabilities)[1]	3,32	1,80	1,19
Solvency Ratio (Debt Capital/Shareholder Equity)2*	0,55	1,26	1,47

* Including convertible debentures for 2005

1. The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

2. The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Most of the Company’s financial ratios improved during the period ended May 31, 2007 compared to the period ended May 31, 2006 due to the overall real performance of the Company.

The Company’s contractual obligations, including payments due during the next five reporting periods and the following ones, are presented in the following table:

Required Payments per Periods

Contractual Obligations	Total	Less than one period ($)	2 to 3 periods ($)	4 to 5 periods ($)	More than 5 periods ($)
Long-term Debt	4,183	918	1,801	807	657
Loans guaranteed by investments in lease contracts*	55	27	26	2	-
Other lease contracts	570	85	172	175	138
Total Liabilities	4,808	1,030	1,999	984	795

* Including interest feeds

An option totaling $275,000 for the acquisition of an intellectual property should be added to the total of the contractual obligations.

Related Party Transactions

The transactions between related parties are described in note 5 “ Related Party Transactions ” of the Company’s financial statements as at May 31, 2007.

Change in Accounting Policies

Changes in accounting policies are described in note 3 “Changes in Accounting Policies” included in the Company’s financial statements as at May 31, 2007.

Subsequent Events

No subsequent event to the balance sheet date.

Critical accounting policies In preparing the Company’s consolidated financial statements in conformity with GAAP, management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment assets and patents for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or patents are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method, In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the high level of risk that is inherent in its industry, management dos not recognize any value in the future tax assets that are created in excess of its future tax liabilities. As a result, a valuation allowance was recognized on the same basis as in prior years.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stocked based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The cost of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the one relating to future stock price volatility, which greatly affects the computed values.

New Accounting Standards issued and not adopted Section 1530 of CICA Handbook (Canadian Institute of Chartered Accountants), “Comprehensive Income” establishes standards for the reporting and display of comprehensive income, but does not address issues of recognition or measurement of comprehensive income and its components. The Company believes that the adoption of this standard will not have significant impact on is financial statements. Section 3855, “Financial Instruments-Recognition and Measurement” establishes standards for the recognition and measurement of all financial instruments, provides a characteristic-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized and provides criteria to be used to determine when a financial liability is considered to be extinguished. Section 3861, “Financial Instruments-Disclosure and Presentation”, which replaces section 3860, establishes standards for presentation for financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. We have not yet determined the impact, if any, of the adoption of these standards on our financial position or results of operations.

Disclosure controls and procedures Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the director of finance and the controller of the Company. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of May 31, 2007.

Internal Control Over Financial Reporting Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with Canadian GAAP. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining adequate ICFR. The CEO and the CFO of the Company, after evaluating the design of the Company’s ICFR as of May 31, 2007, have concluded that the Company’s ICFR provides reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with Canadian GAAP. During the year ended May, 2007, there have been no changes in the design of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have 90% of its receivables guaranteed by insurers unless exceptional circumstances. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk. As of May 31, 2007, the Company did not have any foreign exchange contract.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liabilities relating to its products. The Company also maintains a quality assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company also undertook the necessary steps to obtain Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

The Company based its prospective statements on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company that these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov.

As at September 5, 2007, the total number of common shares issued by the Company and in circulation was 37,012,096, and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT.

Henri Harland President and Chief Executive Officer	André Godin Vice President, Administration and Finance
/s/ Henri Harland	/s/ André Godin

Financial Section

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, Neptune Technologies & Bioressources’s management maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These consolidated financial statements may include certain amounts based on estimates and judgments. Managements has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members are involved in the daily operations of the Company. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements.

The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for recommendation by the Board and approval by the shareholders, the reappointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the external auditors, KPMG LLP for the year ended May 31, 2007 and Raymond Chabot Grant Thornton for the year ended May 31, 2006 in accordance with Canadian generally accepted auditing standards.

The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

Henri Harland President and Chief Executive Officer	André Godin Vice President, Administration and Finance
/s/ Henri Harland	/s/ André Godin

Montreal, September 5, 2007

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Neptune Technologies & Bioressources Inc. as at May 31, 2007 and the consolidated statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at May 31, 2006 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on these financial statements in their report dated July 21, 2006.

 Chartered Accountants

 /s/ KPMG l.l.d.

 Montreal, August 10, 2007

Neptune Technologies & Bioressources inc.
Consolidated Earnings

Years ended May 31
	2007	2006
	$	$
Sales	8,126,192	6,911,725
Cost of sales and operating expenses (excluding amortization
and stock options related compensation)	6,291,876	5,778,712
Stock options related compensation	2,829,885	712,050
Research and development expenses (Note 6)	387,467	372,515
Financial expenses (Note 7)	584,999	1,019,751
Amortization (Note 8)	569,181	1,163,806
	10,663,408	9,046,834
Loss before the undernoted	(2,537,216)	(2,135,109)
Interest income	57,136	6,226
Foreign exchange loss	(197,353)	(157,267)
Gain on settlement of debentures (Note 16)	-	1,400,000

Net loss	(2,677,433)	(886,150)

Basic and diluted loss per share	(0.075)	(0.029)

Weighted average number of shares outstanding	35,510,919	30,790,786

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Consolidated deficit
Consolidated contributed surplus

Consolidated deficit
		Years ended May 31
	2007	2006
	$	$
Balance, beginning of year	(15,237,262)	(13,982,437)
Net loss	(2,677,433)	(886,150)
Share issue expenses	(360,669)	(368,675)
Warrants issue expenses (note 17)	(172,869)	-
Balance, end of year	(18,448,233)	(15,237,262)

Consolidated contributed surplus
		Years ended May 31
	2007	2006
	$	$
Balance, beginning of year	1,172,116	345,387
Exercised options	(10,274,678)	(167,321)
Other stock-based compensation (Note 16)	-	282,000
Stock-based compensation – employees	1,604,397	260,173
Stock-based compensation – non-employees	1,225,488	451,877
Balance, end of year	2,974,533	1,172,116

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Consolidated cash flows

		Years ended May 31
	2007	2006
	$	$
OPERATING ACTIVITIES
Net loss	(2,677,433)	(886,150)
Non-cash items
Property, plant and equipment amortization	560,211	622,875
Intangible assets amortization	8,970	7,845
Other assets amortization	-	409,197
Deferred financing cost amortization	16,624	23,735
Property, plant and equipment write-off	12,215	-
Capitalized interest in long term debt	-	504,319
Deferred financing costs write-off		20,177
Intangible assets write-off		123,889
Stock-based compensation - employees	1,604,397	260,173
Stock-based compensation - non-employees	1,225,488	451,877
Other stock-based compensation	-	282,000
Gain on settlement of debentures	-	(1,400,000)
Non-monetary expense for settlement of expenses		44,000
Changes in working capital items (Note 9)	(2,355,171)	(459,406)
Cash flow from operating activities	(1,604,699)	4,531

INVESTING ACTIVITIES
Addition to property, plant and equipment	(962,472)	(133,767)
Addition to intangible assets	(62,014)	(85,477)
Increase in short term deposits	(2,600,323)	(150,000)
Decrease in other assets	100,000
Cash flows from investing activities	(3,524,809)	(369,244)

FINANCING ACTIVITIES
Increase in bank loan	170,000	40,000
Increase in long-term debt	907,500	-
Repayment of long-term debt	(783,996)	(115,913)
Settlement of debentures	-	1,000,000
Repayment of debenture	-	(1,350,136)
Issue of share capital	4,500,000	600,000
Issue of share capital on exercice of options and warrants	480,126	1,009,200
Share issue expenses	(360,669)	(124,487)
Cash flows from financing activities	4,912,961	1,058,664

Net increase (decrease) in cash and cash equivalents	(216,547)	693,951
Cash and cash equivalents, beginning of year	875,901	181,950
Cash and cash equivalents, end of year	659,354	875,901

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Consolidated Balance Sheet

		May 31	May 31
		2007	2006
		$	$
ASSETS
Current assets
Cash and cash equivalents		659,354	875,901
Short term deposits (3.55%) (3.35% in 2006)		2,750,323	150,000
Accounts receivable (Note 10)		3,067,381	1,484,063
Tax credits receivable		100,858	109,858
Inventories (Note 11)		2,115,652	1,256,573
Prepaid expenses		53,039	137,438
		8,746,607	4,013,833
Property, plant and equipment (Note 12)		4,310,360	3,457,394
Intangible assets (Note 13)		560,620	507,576
Other assets		18,385	135,009
		13,635,972	8,113,812

LIABILITIES
Current liabilities
Bank loan (note 14)		210,000	40,000
Accounts payable and accrued liabilities
Company controlled by an officer and director (note 5)		46,134	9,901
Other		1,432,785	1,438,214
Current portion of long-term debt		942,969	742,571
		2,631,888	2,230,686
Long-term debt (note 15)		3,295,312	2,946,263
		5,927,200	5,176,949

Shareholders Equity
Capital stock and warrants (Note 17)		23,182,472	17,002,009
Contributed surplus		2,974,533	1,172,116
Deficit		(18,448,233)	(15,237,262)
		7,708,772	2,936,863
		13,635,972	8,113,812

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/s/ Henri Harland	/s/ André Godin
President and CEO	Vice-President, Administration & Finance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006

1 Governing Statutes

Neptune Technologies & Bioressources inc (the “Company”) was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998.

2 Nature of Operations

The company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries.

The company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process “Neptune OceanExptract™. The company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO™ as well as its protein concentrated Neptune Krill Aquatein — NKA™. Its products are aimed for the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company’s profitability in the future relies on various factors, such as: achievement of the clinical studies, product regulatory approval and the ability of the Company to commercialize and market its products with success.

3 Changes in Accounting Policies

Hedges

In April 2005, the CICA issued Section 3865 of the CICA Handbook entitled “Hedges”, effective for fiscal years beginning on or after October 1, 2006. This section establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that counterbalancing gains, losses, revenue and expenses are recognized in the same period. The Company believes that the adoption of this standard will not have a material impact on its operating results or financial position.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments — Recognition and Measurement, effective for annual and interim periods of the Company beginning on or after June 1, 2007. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and accounts payable, loans, investments in debt and equity securities, and derivative contracts.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of Canadian generally accepted accounting principles (GAAP), or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical (the standard provides specific guidance as to what is considered impractical); expanded disclosures about the effects of changes in accounting policy, estimates and errors to the financial statements; disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. Changes to this section are effective for interim and annual periods beginning on or after January 1, 2007 and will be adopted by the Company as of that date.

Emerging Issues Committee 156: Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)

On March 1, 2006, the Company adopted the Abstract of Issue Discussed, Emerging Issues Committee 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products) (EIC-156), which was published by the Canadian Institute for Chartered Accountants (CICA) in September 2005. EIC-156 discusses cash considerations, including a sales incentive, offered by a vendor to a customer. This consideration is assumed to represent a reduction in the sale price of the vendor’s products and, consequently, should be classified as a reduction in sales in the vendor’s income statement.

Before adopting EIC-156, the Company accounted for the sales incentives given to a customer as the “cost of sales and operating expenses” in the earnings statement. EIC-156 was retroactively applied, which resulted in a decrease in “sales” and in the “cost of sales and operating expenses” of $379,736 in 2006. The application of EIC-156 therefore results in a reclassification and this change did not affect the net loss.

4 Accounting Policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary, 9113-0310 Québec inc. and Neptune Technologies & Bioressources USA Inc. Those subsidiaries have been inactive since their inception. All significant intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include the length of the useful lives of assets to calculate their depreciation or amortization and their net recoverable amount, evaluation of research tax credit receivable, evaluating the likelihood of recoverability of future income taxes. Consequently, actual results could differ from those estimates.

Revenue recognition Revenues from operations are recognized when the following conditions are met: goods are shipped, the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Interest income on investments is recognized according to the number of days such investments are held.

Cash and cash equivalents

Cash and cash equivalents include short term investments readily available with maturity of less than three months for which the cost approximates market value.

Inventories

Raw materials are valued at the lower of cost and replacement cost, cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined by cost per project including direct and indirect cost related to production. Each project corresponds to one month of production.

Turnover of the Company’s principal product, Neptune Krill Oil (“NKO™”) is such that no provision for obsolescence is required. However, on a quarterly basis, a review is performed for all products.

Tax credits

Tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Property, plant and equipment Property and equipment are recorded at cost less related tax credit and amortized over their estimated useful lives according to the following methods and annual rates:

Assets acquired under capital leases are carried at cost, being the present value of the minimum lease payments after deduction of executory costs. Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Property, plant and equipment	Methods	Rates-period

Building	Straight-line	40 yrs
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Processing equipment	Straight-line	10 yrs
Laboratory equipment	Straight-line	5 yrs
Computer equipment	Straight-line	3 yrs & a third
Software	Straight-line	2 yrs
Leasehold improvements	Straight-line	Lease term

Research and development expenses

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs in 2007 and 2006.

Intangible assets

Intangible assets consist of patents, trademarks and intellectual property rights which consist of fees paid to license technology or to acquire patents. The patent costs include legal fees to obtain patents and patent application fees.

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Trademarks are recorded at cost and are not amortized since the Company considers they have an indefinite life given they can be renewed at low costs.

Impairment of long-lived assets

Long-lived assets are assessed for potential impairment when there is evidence that events or circumstances indicate that the carrying amount of an asset may not be recovered. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairments loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge of operating results.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year.

Foreign currency contracts

The Company enters into foreign currency contracts to protect itself against exchange rate fluctuations. The Company does not use hedge accounting; accordingly, the foreign currency contracts are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the year. As of May 31, 2007, there was no foreign currency contracts.

Share issue expenses

Share issue expenses are accounted for as an increase in the deficit.

Loss per share

Loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants. The convertible debentures, warrants and stock options described in notes 16 and 17 were not included in the calculation of diluted earnings per share in 2007 and 2006 because the Company sustained losses and their inclusion would be anti-dilutive.

Stock-based compensation

The Company offers stock-based compensation plans, which are described in note 17. The Company accounts for stock options granted to employees and non-employees based on fair value as an expense when the options are vested for employees and when services are provided for non-employees. Any counterpart received at the exercice of options is accounted for as a credit to capital stock.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

5 Related Party Transactions

The Company entered into an agreement with a shareholder, (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current year, total royalties amount to $81,206 ($69,445 in 2006). As at May 31, 2007, the balance due to this shareholder under this agreement amounts to $46,134 ($9,901 in 2006). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6 Information Regarding Research Projects in Progress

The Company has a worldwide operating license, including an option to purchase intellectual property, for an extraction process allowing it to extract oil from krill and other marine and aquatic biomass rich in ingredients with various beneficial biological properties.

In 2007, the Company participated in joint clinical research projects with strategic partners in the OTC (over the counter), pharmaceutical and food industry. The Company also participates in further clinical research funded solely by the Company on:

1 - Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil and Neptune Phospholipid Concentrates

2 - Evaluation of the bioavailability and steady state assessment of EPA and DHA of Neptune Krill Oil and Neptune Phospholipid Concentrates as compared to pharmaceutical grade fish oil and EPA & DHA esters

3 - Evaluation of the effects of Neptune Krill Oil and Neptune Phospholipid Concentrates on adulta diagnosed with Mild Cognitive Impairment

4 - Evaluation of the effects of Neptune Krill Oil and Neptune Phospholipid Concentrates on Cognitive Function of adults diagnosed with Alzheimer’s Disease (NINCDS—ADRDA)

In 2006, the Company participated in several joint research projects with the following institutions and companies:

1 - Hypertension and Vascular Biology Institute, Vanderbilt University, Saint Thomas Hospital and Medical Center, Nashville, Tennessee, USA (in cooperation with Designs for Health and American River Nutrition Inc.)

2 - The Heart Research Institute and the HRI Nutraceutical and Functional Food Research Facility, Sydney, Australia

3 - International Association of Attention Deficit Hyperactivity Disorder, Leslie Rouder, LCSW P.A. ADD Coach Therapist @ ADDadults.net, Miami Shores, Florida , USA

The Company also carried out medical research and projects included in the applied research portfolio relating to the following: cardiovascular and neuro-degenerative diseases, and rheumatoid arthritis.

The costs encountered for research and development projects in process are:

	2007	2006
	$	$
Salaries and employee benefits	447,783	452,691
Subcontracting	39,284	41,058
General and study expenses	8,050	3,725
Travel and entertainment expenses	19,915	199
	515,032	497,673
Tax credits	(127,565)	(125,158)
	387,467	372,515

Research tax credits recorded by the company must be reviewed and approved by the tax authorities; accordingly, amounts granted may differ from those recorded.

7 Financial Expenses

	2007	2006
	$	$
Bank charges and contracts	39,464	59,042
Interest - short-term loan	6,752	12,312
Interest - long-term debt	522,159	429,266
Interest - liability component of convertible debentures	-	475,219
Amortization of deferred financing costs	16,624	23,735
	584,999	999,574
Write-off of deferred financing fees	-	20,177
	584,999	1,019,751

8 Information Included in the Consolidated Statement of Earnings

	2007	2006
	$	$
Amortization
Property, plant and equipment	560,211	622,875
Intangible assets	8,970	7,845
Other assets	-	409,197
	569,181	1,039,917
Write-off of intangible assets	-	123,889
	569,181	1,163,806

9 Information Included in the Statement of Cash Flows

a) Net changes in working capital items are detailed as follows:
	2007	2006
	$	$
Trade accounts receivable	(1,583,318)	(329,684)
Research tax credits receivable	9,000	(48,660)
Inventories	(859,079)	(442,931)
Prepaid expenses	84,399	(15,807)
Accounts payable and accrued liabilities	(6,173)	377,676
	(2,355,171)	(459,406)

b) Non cash transactions
	2,007	2,006
	$	$
Acquired property, plant and equipment included in accounts payable and accrued liabilities	36,977	-
Property, plant and equipment acquired by way of capital leases	26,193	64,950
Acquisition of property, plant and equipment financed by a balance of sale	399,750	-

Interest paid for operating activities	528,911	410,145

10 Accounts Receivable

	2007	2006
	$	$
Trade accounts receivable	2,943,034	1,354,123
Sales taxes	49,051	88,524
Accrued interest	-	2,034
Other	75,296	39,382

	3,067,381	1,484,063

11 Inventoriess

	2007	2006
	$	$
Raw materials	767,559	837,093
Finished goods	1,348,093	419,480
	2,115,652	1,256,573

12 Property, Plant and Equipment

			2007
		Accumulated
	Cost	amortization	Net
	$	$	$
Land	40,540		40,540
Furniture and fixtures	108,832	72,872	35,960
Office equipment	66,659	53,769	12,890
Processing equipment	3,740,927	1,449,278	2,291,649
Laboratory equipment	479,589	276,934	202,655
Computer equipment	84,220	73,230	10,990
Plant	1,960,212	337,103	1,623,109
	6,480,979	2,263,186	4,217,793
Assets under capital leases
Processing equipment	48,560	12,851	35,709
Laboratory equipment	53,460	42,768	10,692
Office equipment	38,236	12,262	25,974
Computer equipment	41,597	21,405	20,192
	6,662,832	2,352,472	4,310,360

			2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Furniture and fixtures	98,230	63,551	34,679
Office equipment	66,659	48,245	18,414
Processing equipment	3,732,874	1,075,185	2,657,689
Laboratory equipment	236,917	135,110	101,807
Computer equipment	75,560	66,859	8,701
Software	2,350	2,350	-
Leasehold improvements - head office	52,149	39,934	12,215
Leasehold improvements - processing	746,001	278,509	467,492
	5,010,740	1,709,743	3,300,997
Assets under capital leases
Processing equipment	29,960	7,995	21,965
Laboratory equipment	173,460	95,528	77,932
Office equipment	34,084	6,201	27,883
Computer equipment	38,156	9,539	28,617
	5,286,400	1,829,006	3,457,394

13 Intangible Assets

			2007
		Accumulated
	Cost	amortization	Net
	$	$	$
Amortized intangible assets
Patents	505,404	20,098	485,306

Unamortized intangible assets
Trademarks	75,314	-	75,314
	580,718	20,098	560,620

			2,006
		Accumulated
	Cost	amortization	Net
	$	$	$
Amortized intangible assets
Patents	448,264	11,878	436,386
Licences	7,500	2,250	5,250
	455,764	14,128	441,636
Unamortized intangible assets
Trademarks	65,940	-	65,940
	521,704	14,128	507,576

14 Bank Loan

The Company has an authorized operating line of credit for $500,000 and a discounted receivables facility for $500,000 at the prime rate plus 2.10% (8.10% as at May 31, 2007). With regard to the discounted receivables facility, an additional commission of 0.25% on the related receivable is payable. The bank loan is guaranteed by a first ranking movable hypothec on the universality of accounts receivable, tax credits receivable and inventories for an amount of $1,000,000. The bank loan is subject to certain covenants requiring the Company to maintain ratios.

15 Long-Term Debt

	2007	2006
	$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,494,304 in 2007, prime rate plus 6.75% (6.25% in 2005) (14.75% as at May 31, 2007 and 2006), payable in monthly capital instalments of $26,650, with a moratorium on instalments until August 2006, maturing in February 2010	880,150	1,120,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate 13.55% as at May 31, 2007, 13,06% as at May 31, 2006), payable in 60 monthly capital instalments of $16,333 with a moratorium on instalments until August 2006, maturing in September 2011	818,298	957,713

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (2.25% in 2005) (effective rate 11,92% as at May 31, 2007, 11,59% as at May 31, 2006), payable in 60 monthly capital instalments of $25,000 with a moratorium until August 2006, maturing in September 2011	1,238,006	1,443,923

Mortgage loan, $855,000 par value, payable in 15 years, secured by the plant, fixed interest rate of 7.70% (on 10 yrs), payable in the first 10 years in monthly instalments of $8,058. Balance to be renegociated in 10 yrs.	836,813	-

Secondary mortgage loan, $399,750 par value, secured by the plant, fixed interest rate of 10,25%, payable in 60 monthly capital instalments of $8 501. Mortgage loan representing the balance of sale, financed by the seller, for the acquisition of the plant for $ 1,254,750.	357,265	-

Unsecured loan, without interest, matured	-	70,000

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly instalments of $2,261 ($7,235 in 2006), maturing at different dates until October 2010.	55,249	97,198

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without pledge or interest, payable in 8 consecutive biannual instalments 2 years after the project ends.	52,500	-

	4,238,281	3,688,834
Current portion of long-term debt	942,969	742,571
	3,295,312	2,946,263

Under these mortgage loans, the company is required to maintain certain financial ratios. Those ratios were respected as at May 31, 2007.

The instalments on long-term debt during the next five years are detailed as follows:
	Obligations
	under capital	Other long-
	leases	term loans
	$	$
2008	27,132	917,756
2009	19,221	927,844
2010	9,826	872,623
2011	2,036	644,053
2012	2,368	163,345
Total minimum lease payments	60,583
Interest expense included in minimum lease payments	5,334
	55,249

16 Gain on Settlement of Debentures and other Stock-Based Compensation

On January 20, 2006, the Company converted debentures having a par value of $2,195,342 and $1,261,780, respectively, into 3,350,000 common shares of a value of $1.03 per share. Furthermore, the capitalized interests for the two debentures, totalling $824,390, were converted into 450,000 common shares at a value of $0.94. An amount of $400,000 for non-reimbursed interests was recognized as a gain on the settlement of debentures. Also, as part of this transaction, the Company has agreed to find a buyer for the shares converted in exchange for $1,000,000 in cash. This amount was also recognized as a gain on the settlement of debentures. Transaction costs totalled $368,375, of which $244,188 was settled with an issuance of 244,188 common shares.

In addition and as part of this transaction, two managers received from the lender for services rendered to the latter 300,000 common shares of the Company valued at $0.94 per share. The Company recorded a compensation expense of $282,000 and credited contributed surplus of such amount.

17 Capital Stock and Warrants

Authorized
Unlimited number of shares without par value
Common shares
Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

     Series "A" preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares.

	2007	2006
	$	$
Issued and fully paid
36,729,547 common shares (34,292,290 in 2006)	23,119,647	17,002,009
31,618 warrants	62,825	-
	23,182,472	17,002,009

	Number of
	shares	Consideration
		$
Common shares
Balance as at May 31, 2004	21,947,244	10,285,899
Issued for cash (and exercised options)	3,275,922	315,092
Issued as settlement of accounts payable	371,639	55,746
Balance as at May 31, 2005	25,594,805	10,656,737
Issued following the conversion of debentures	3,800,000	3,881,512
Issued for cash	600,000	600,000
Issued as settlement of expenses	288,188	288,188
Issued following the exercise of stock options	733,375	416,499
Issued following the exercise of warrants	3,275,922	1,159,073
Balance as at May 31, 2006	34,292,290	17,002,009
Issued following private placement	1,500,000	4,500,000
Issued following the exercise of warrants	55,382	303,881
Balance as at May 31, 2007	36,729,547	23,119,647

In 2007, the Company issued 87,000 warrants at an exercise price of $3.50 as part of the commission to the broker in connection with a $4,500,000 financing agreement.The warrants were valued at $172,869 according to the Black & Scholes model. The Company estimated the warrants’ value using the following assumptions:

i. No dividend

ii. Risk-free interest rate of 3.93%

iii. Expected life of 2 years

iv. Expected volatility of 118.56%

During the last quarter, 55,382 warrants were exercised. The proceeds from the exercise of $193,837 and the value of warrants of $110,044 are presented as an increase in the common stocks.

18 Stock-Based Compensation Plan

The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan as of May 31, 2006, 4,350,000 common shares have been reserved for issuance; on November 24th, 2007, the Company’s shareholders approved in majority the increase to 6,850,000 of the number of shares reserved for stock-option issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as is the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company’s total issued and outstanding common shares, with the maximum being 2% for each consultant.

Every stock-options issuance in the stock-option plan should expect conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

Activities within the plan are detailed as follows:

			2007		2006
			Weighted		Weighted
			average		average
		Number of	exercise	Number of	exercise
		options	price	options	price
			$		$
Options outstanding, beginning of year		3,703,875	0.45	2,926,000	0.25
Granted		2,597,500	4.89	2,796,000	0.53
Exercised		(881,875)	0.32	(733,375)	0.26
Cancelled		(449,500)	2.84	(1,284,750)	0.27
Options outstanding, end of year		4,970,000	2.58	3,703,875	0.45
Exercisable options as at May 31		1,618,375	0.84	843,042	0.30

					2007
	Options outstanding			Exercisable options
		Weighted		Number
	Weighted	remaining	Number	of options	Weighted
	average	contractual	of options	exercisable	average
Range of	exercise	life	outstanding		exercise
exercise prices	price	outstanding			price
	$	(Years)			$
0,25	0.25	2,57	1,925,750	954,750	0.25
	0.99	3,64	467,000	231,000	0.99
	1.30	2,11	286,000	180,000	1.15
	2,63	4,03	961,250	232,625	2.62
3,50	3,50	4,38	40,000	20,000	3.50
4,25	4,25	4,62	20,000
5,75	5,75	4,73	350,000
7,25	7,25	4,92	920,000
			4,970,000	1,618,375	0.84

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year.

		2007		2006
	Employees	Non-employees	Employees	Non-employees
i. Dividend	-	-	-	-
ii. Risk-free interest rate	4,18%	4,05%	3,41%	4,14%
iii. Estimated/contractual life	3,26 years	2 years	4,17 years	3,6 years
iv. Expected volatility	107%	112%	118%	117%

The fair value of the weighted average of the options granted to employees during the year is $2,97 ($0,34 in 2006) and to non-employees is $1,91 ($2,01 in 2006).

19 Income Taxes

The income tax allowance differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 32.02% in 2007 and 31.44% in 2006) as follows:

	2007	2006
	$	$
Income tax at the combined Canadian statutory rate (federal and provincial)	(857,314)	(278,605)
Increase (decrease) resulting from:
Change in income tax rates	56,670	(299,655)
Unrecognized deductible temporary differences for the year	(145,201)	231,089
Stock-based compensation	906,129	312,529
Non-deductible items and other	39,716	34,642

Net future income tax assets of approximately 4,589,000 ($4,563,000 as at May 31, 2006) have not been reflected in these financial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These future income tax assets are available to reduce current income taxes in future years and are summarized as follows:

	2007	2006
	$	$
Net future income tax assets resulting from the following:
Tax losses	2,593,000	3,050,000
Research and development expenses	1,091,000	813,000
Excess of the carrying amount of assets over their tax basis	905,000	700,000
	4,589,000	4,563,000
Valuation allowance	(4,589,000)	(4,563,000)
Net future income tax assets recognized	-	-

As at May 31, 2007, the Company has losses for tax purposes, which are available to reduce future years taxable income until the following expiry dates:
	Federal	Provincial
	$	$
2009	1,345,762	1,312,300
2010	3,598,699	3,573,912
2014	2,644,475	2,606,465
2015	844,900	831,156
	8,433,836	8,323,833
Research and development expenses which can be carried forward indefinitely	2,836,472	4,637,384
	11,270,308	12,961,217

As of May 31, 2007, the Company also has investment tax credits that have not been recognized. The expiration dates are as follows:
		Federal
		$
2011		1,000
2012		156,500
2013		217,000
2014		75,000
2015		53,500
2026		91,000
2027		145,000
		739,000

20 Financial Instruments

Credit risk

The Company grants credit to its customers in the normal course of business. On an on-going basis, it performs credit evaluations of its customers and maintains bad debt allowance provisions for potential losses. Two customers (three customers in 2006) represent 59% (60% in 2006) of total trade accounts included in trade accounts receivable.

Exchange risk

The Company is exposed to exchange risk as a result of accounts receivable and accounts payable stated in Euros and U.S. dollars. As at May 31, 2007, assets stated in Euros totalled 216,211 ( 206,301 in 2006) and in U.S. dollars totalled US$2,154,579 (US$751,916 in 2006) and accounts payable stated in U.S. dollars totalled US$52,403 (US$266,841 in 2006).

About 62% of the company’s revenues are in U.S. dollars. A small amount of the sales is in a foreign currency. There is a risk of fluctuation in the value of the Canadian dollar in relation with the U.S. dollar. During the last fiscal year, the Company did not use any financial instruments to reduce its exposition to the risk of fluctuation. Fluctuations related to exchange rates could cause unforeseen fluctuations in the Company’s operating results.

Fair value of financial instruments

The carrying amount of the company’s short-term financial instruments approximates their fair value given that they will mature shortly. The term deposits, subscribed from a Canadian financial institution having a high credit rating, matures on November 30, 2007. The fair value of mortgage loans at variable interest rate are equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate. The fair value of secured loans, unsecured and obligations under capital leases is determined by discounting future cash flows using rates that the company can use for loans with similar terms, conditions and maturity dates. The fair value approximates to the carrying amount. The refundable contribution obtained under a Federal grand program is interest free. The fair value is not determined as equivalent market terms and conditions are not readily identifiable.

21 Commitments and Contingencies

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

		Minimum
	Rate	royalty
	%	$
To a Canadian university as of June 1, 2002 *	4.00	5,000

To a company controlled by an officer and director as of June 1, 2002	1.00	-

* The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

In May 2007, the court released an unfavourable judgement against the Canadian university and the Company. However, the Company believes that the prejudice, if any, should be attributable to the university due to its commitment to the Company, that the royalties paid to the researcher were correctly calculated and that the current amount due, if any, is insignificant.

Furthermore, the Company believes that the licence does not incur payment of the royalty on the protein concentration and that a contrary decision could generate a royalty payable of an insignificant amount due to the low level of sales generated with that ingredient.

The Company’s directors are of the opinion that this injunction is unfounded and the $275,000 is therefore presented as a commitment. The Company voluntarily paid $200,000 ($150,000 in 2006) to a third party, which is reserved for the payment of the purchase option for intellectual property.

The Company has entered into long-term lease agreements expiring in December 2013, which call for payments of $569,907 for the rental of premises. Minimum lease payments for the next years are $85,359 in 2008 and 2009, $86,156 in 2010 and 2011 and $87,256 in 2012.

In addition, in the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects.

22 Segment Disclosures

Descriptive information on the Company’s reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company’s assets are located in Canada.

The Company sales are attributed to the following countries based on the customer’s country of residency:

	2007	2006
	$	$
Canada	1,338,907	1,471,904
United States	5,008,041	4,203,195
Europe	1,563,097	519,068
Asia	216,147	717,558
	8,126,192	6,911,725

Information about major customers

The Company realized sales to three customers in 2007 amounting to $3,353,373 and to two customers in 2006 amounting to $1,723,649.

23 Corresponding Consolidated Financial Statements

The comparative figures of 2006 have been reclassified to conform with the presentation adopted in 2007.

CORPORATE INFORMATION

Board of Directors

Henri Harland 1 President and Chief Executive Officer, Neptune Technologies & Bioressources Inc.

Michel Timperio 1, 2, 3 President and Chief Executive Officer, Technological Building Structures TBS Ltd.

Ronald Denis1, 2, 3 Chief of Surgery, Sacre-Coeur Hospital, Montreal

Daniel Perry 1, 2, 3 General Manager, Société du Vivier des Landes

Michel Chartrand 1, 2, 3 President, PharmEssor Group

Thierry Houillon1 Vice-president, Business Development, Functional Foods, Neptune Technologies & Bioressources inc.

1. Members of the Corporate Governance Committee

2. Members of the Audit Committee

3. Members of the Compensation Committee

Management

Henri Harland, President and Chief Executive Officer

André Godin, Vice-president, Administration and Finance

Dr. Fotini Sampalis, Vice-president, Research/Business Development

Thierry Houillon, Vice-president, Business Development, Functional Foods

INVESTOR AND SHAREHOLDER INFORMATION

Head Office

Neptune Technologies & Bioressources Inc., Suite 200, 2740 Pierre-Péladeau Avenue, Laval, Québec H7T 3B3, Canada.

Phone: 450.687.2262 Toll-free: 1.888.664.9166 Fax: 450.687.2272

Website: http://www.neptunebiotech.com E-mail: info@neptunebiotech.com

PLANT Neptune Technologies & Bioresources Inc., 795 Pépin Street Sherbrooke, Québec, J1L 2P8, Canada.

Phone: 819.564.2112 Fax: 819.564.3679

Auditors

Auditors  KPMG s.r.l./S.E.N.C.R. Société Canadienne à responsabilité limitée, Chartered Accountants, Suite 1500, 600 West de Maisonneuve Blvd., Montreal, Québec H3A 0A3, Canada

Stock Exchange Listing

TSX — Venture Exchange Symbol: NTB

NASDAQ Symbol: NEPT

Investors Relations

Neptune Technologies & Bioressources Inc. Xavier Harland Director, Finance.

E-mail: x.harland@neptunebiotech.com

The Howard Group Inc., Grant Howard President, 1200, 640 - 8th Avenue SW, Calgary, Alberta T2P 1G7, Canada.

Phone: 403.221.0915 Toll-free: 1.888.221.0915 Fax: 403.237.8387

Website: http://www.howardgroupinc.com E-mail: info@howardgroupinc.com

ROI Group Associates, Inc., John Tsemberides, 39 Broadway, 24th Floor, New York, NY 10006, USA.

Phone: 212.495.0743 Fax: 212.495.0746

Website: http://www.roiny.com Email: john@roiny.com

Transfer Agent and Registrar

Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montreal, Québec H3A 3S8, Canada.

Attachments

Press Release

Financial Statements

Form 52-109A1 Certification of Annual Filings

Form 52-109A1 Certification of Annual Filings

Management Analysis of the Financial Situation and Operating Results

Auditors' Report

Material Change Report